Investment Outlook and Equity Strategy

Roger J. Sit
Chief Executive Officer and Global Chief Investment Officer
Sit Investment Associates, Inc.

Presentation To:

Sit Mutual Funds Private Clients
The Minneapolis Club
Minneapolis, Minnesota

May 21, 2018

Sit Investment Associates
Sit Mutual Funds

Key Points to Highlight

I. Current fundamentals support at least modest 2.5% - 3.5% economic growth in the U.S. and globally over the next couple of years (Page 2).

II. We are positive on the equity market and think there could be continued appreciation in 2018 and 2019 (Page 23).

III. Market volatility will likely continue as investors try to determine if stronger growth can occur (Page 35).

IV. We are in a stock picker's market. Strong fundamentals and quality earnings are needed for stock price appreciation and for sustaining price appreciation (Page 41).

V. Our equity investment strategy is a diversified, "barbell" portfolio that focuses on potential beneficiaries from President Trump's themes and less cyclical, largely developed markets focused growth stocks. The "barbell" strategy is appropriate due to the likely "fits and starts" in response to both progress and delays in Washington and global macroeconomic conditions (Page 45).

Current Fundamentals

I. Current fundamentals support at least modest 2.5% - 3.5% economic growth in the U.S. and globally over the next couple of years.

- Worldwide synchronized economic expansion is occurring. Euroland growth (while modest) is experiencing material expansion in Germany, and the rest of the continent is starting to contribute. Japan is improving slightly, helped by the weak yen. China growth appears to have stabilized with much government assistance. U.K. growth has held up; however, is still uncertain due to Brexit.
- The U.S. has been growing in a modest and subdued manner of approximately 2.0%-2.5%. Tax reform and other pro-growth presidential actions—deregulation, repatriation of corporate cash, and infrastructure spending—have paved the way for stronger future growth. Policy headwinds include: potential trade wars, strengthening U.S. dollar, and immigration. The bi-partisan spending deal could help growth in the near term, but be a drag in the long run.
- Inflation fears could lead to anticipated or more aggressive interest rate increases and reduction of quantitative easing. This in-turn could lead to economic slowdown or even stagflation.
- We think monetary policies outside the U.S. will continue to be favorable. In the U.S., we believe the Federal Reserve will gradually become less accommodative.

Global Economic Assumptions

	GDP GROWTH				INFLATION			
	2016A	2017E	2018E	2016-2020 (5 Yr CAGR)	2016A	2017E	2018E	2016-2020 (5 Yr AVG)
Global Economy	**2.6%**	**3.2%**	**3.1%**	**3.0%**	**1.9%**	**2.3%**	**2.5%**	**2.3%**
United States	1.5	2.3	2.7	2.3	1.3	2.1	2.6	2.2
Euro Area	1.8	2.4	2.2	2.2	0.2	1.6	1.8	1.4
United Kingdom	1.8	1.8	1.4	1.6	0.7	2.6	2.5	2.2
Japan	0.9	1.7	1.0	1.1	(0.1)	0.5	0.5	0.4
Asia Ex Japan	6.0	6.4	5.9	6.0	2.3	2.1	2.4	2.3
Latin America	(1.1)	1.2	2.5	1.5	10.5	8.5	8.0	8.6

Sources: Bloomberg, Merrill Lynch, Sit Investment Associates, Inc. 5/1/18

World's Major Economies are Growing



Change in Real GDP (%)
8
7
6
5
4
3
2
1
0
2017
2018
2019
CAN
FIN
FRA
DEU
ITA
JPN
KOR
MEX
ESP
GBR
USA
BRA
CHN

Sit Investment Associates

Source: OECD & Sit Investment Associates, Inc. 5/15/18

U.S. Data Solid



Household net worth
Not seasonally adjusted, USD billions
4Q17**: $99,698
2Q07: $67,755
$100,000
$90,000
$80,000
$70,000
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
'90 '92 '94 '96 '98 '00 '02 '04 '06 '08 '10 '12 '14 '16 '18



Household debt service ratio
Debt payments as % of disposable personal income, SA
4Q07: 13.2%
1Q80: 10.6%
4Q17**: 10.0%
14%
13%
12%
11%
10%
9%
'80 '85 '90 '95 '00 '05 '10 '15

**3Q17 and 4Q17 figures for debt service and 4Q17 figure for net worth are J.P. Morgan Asset Management estimates.



CEO Confidence Index (LHS)
Capex Plans Index (RHS)
Tariffs
U.S. Presidential Election
8.0
7.5
7.0
6.5
6.0
5.5
5.0
4.5
40
35
30
25
20
15
10
5
0
2013 2014 2015 2016 2017 2018



U.S. SMALL BUSINESS OPTIMISM INDEX (NFIB)
3 Mo. Avg. Apr: 105.7
Latest Click: 104.8
NFIB OVERALL
110
105
100
95
90
85
80
86 88 90 92 94 96 98 00 02 04 06 08 10 12 14 16 18



UNEMPLOYMENT RATE
4.4%
4.2
4.0
3.8
3.9%
M J J A S O N D J F M A



Consumer spending, annual rate
Annual rate
Q1 '18: 1.05%
5%
4
3
2
1
0
'15 '16 '17 '18



Nonresidential fixed investment
Annual rate
Q1 '18: 6.05%
8%
6
4
2
0
-2
-4
-6
'15 '16 '17 '18

Sources: J.P. Morgan 12/31/17, The New York Times 5/5/18, Fed Banks, Sit Investment Associates, Inc. 5/15/18, Evercore ISI 5/8/18, Investors Business Daily 4/30/18

EUROZONE INDICATORS IMPROVING MODESTLY



Euro Area PMI and Economic Surprises
Historic High
Economic Surpise Index (LHS)
Manufacturing PMI (RHS)
100
50
0
-50
-100
65
60
55
50
45
Apr-16
Oct-16
Apr-17
Oct-17
Apr-18



Eurozone unemployment
Persons unemployed as a percent of labor force, seasonally adjusted
May 2013: 12.1%
Jan. 2018: 8.6%
13%
12%
11%
10%
9%
8%
7%
6%
'09
'10
'11
'12
'13
'14
'15
'16
'17
'18



Euro Area Confidence
Consumer Confidence (LHS)
Business Confidence (RHS)
5
0
-5
-10
-15
-20
-25
-30
120
115
110
105
100
95
90
85
2013
2014
2015
2016
2017
2018



Eurozone credit demand
Net % of banks reporting positive loan demand
Stronger loan demand
Weaker loan demand
100%
50%
0%
-50%
-100%
-150%
-200%
'08
'09
'10
'11
'12
'13
'14
'15
'16
'17
'18

U.K Economy Impacted by Brexit


U.K. MFG PMI
Apr: 53.9%
62
60
58
56
54
52
50
48
46
44
42
40
38
36
34
32
07 08 09 10 11 12 13 14 15 16 17 18


Retail Sales Index, All Retailing Excluding Fuel, Y/Y % (RHS)- United Kingdom
Consumer Survey, GFK Consumer Confidence, Overall, Index (LHS)- United Kingdom
10
0
-9.00
-20
-30
-40
8
6
4
2
1.10
0
-2
-4
'08 '09 '10 '11 '12 '13 '14 '15 '16 '17

Negotiating phase

The main areas up for discussion:

- Terms of the transition
- Separation terms
- Future status of Northern Ireland
- Framework for future UK-EU relationship

Deadline Autumn 2018

Ratification phase

- Approval by 72 per cent of member states
- Consent vote by European Parliament
- UK parliament passes bill implementing withdrawal treaty
- Both sides notify that UK remains part of 750 EU international agreements

Deadline UK's exit from EU on March 29 2019

Transition phase

- Formal trade talks begin
- UK seeks to replace 750 EU international deals
- Both sides prepare new immigration/customs/ regulatory systems
- Political accord on partnership agreement and EU parliament approval
- European elections in May 2019

Deadline End of transition period, Dec 31 2020

Beyond

- Provisional application of trade agreement
- Regulatory assessments for equivalence/mutual recognition
- Implementation of phase-in provisions in new partnership
- Ratification of agreement in up to 40 national parliaments
- UK elections by May 5 2022

Sources: Factset Research Systems and Sit Investment Associates, Inc. 5/15/18, Evercore ISI 5/1/18, Institute for Government & Sit Investment Associates, Inc. 9/30/17 & Financial Times 3/29/18

Japan Improving


JAPAN UNEMPLOYMENT RATE
Mar 2.5%
6.0
5.0
4.0
3.0
2.0
1.0
0.0
1970 1975 1980 1985 1990 1995 2000 2005 2010 2015


JAPAN NON-FINANCIAL CORPORATE PROFITS*
Actual (Mar 2017 - Mar 2018): ¥29.0t
Forecast (Mar 2018 - Mar 2019): ¥27.8t
Tril. ¥
30
20
10
0
2008/3 10/3 12/3 14/3 16/3 19/3(予)
* For companies that report start FY in March


Japan Real Capex
2017:3Q: ¥85.2
All time high.
85
80
75
70
65
98 00 02 04 06 08 10 12 14 16 18


JAPAN REAL EXPORTS
Feb: 111.7
120
107
94
81
68
55
02 04 06 08 10 12 14 16 18


Japan Mfg Production
Mar: 103.9
107
105
103
101
99
97
95
14 15 16 17 18 19


JAPAN TANKAN Large Mfg Cos
2018:1Q: 24
30
20
10
0
-10
-20
-30
-40
-50
-60
92 94 96 98 00 02 04 06 08 10 12 14 16 18

Sources: Evercore ISI 5/13/18, The Wall Street Journal 2/5/18, Cornerstone Macro 5/8/18 & 1/9/18

China Growth Stabilized, but More Moderate

Consumer confidence index


Consumer confidence index
125
120
115
110
105
100
95

Source: Deutsche Bank, NBS, WIND

Growth of industrial production


%
Industrial production, yoy%
14
12
10
8
6
4

Source: Deutsche Bank, NBS, WIND

Industrial profits and inventory


%
Total profit of industrial companies, ytd, yoy%
Industrial inventory, yoy%, rhs
%
40
30
20
10
0
-10
20
15
10
5
0
-5

Source: Deutsche Bank, NBS, WIND


China Manufacturing PMIs -- NBS vs. Markit
Diffusion Index
Both Reported as Seasonally Adjusted
50.2 52.9 53.8 51.4 50.8 50.8 50.7 49.9 50.3 51.6
NBS
Apr: 51.4
Markit
Mar: 51.0
2008-17 Avg.
NBS (dark): 51.2 vs.
Markit (light): 50.4
50.1 51.3 53.9 50.7 49.1 50.2 49.7 48.7 49.8 50.9
60
55
50
45
40
35
2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018
Source: NBS/CFLP and Caixin/Markit, CEIC, Datainsight


China NBS Non-mfg PMI Breakdown
Diffusion Index
All Reported as Seasonally Adjusted
61.1 59.5 58.0 59.8 60.9
Construction
Apr: 60.6
Overall
Apr: 54.8
Services
Apr: 53.8
53.4 53.1 52.7 52.7 53.5
66
64
62
60
58
56
54
52
50
48
2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018
Source: NBS/CFLP and Caixin/Markit, CEIC, Datainsight

Source: Deutsche Bank Research & Evercore ISI 5/1/18

China is Rebalancing, but There are Risks



Chinese debt, by sector, as a % of GDP
Non-financial corporates
Financial corporates
Household
Government
300
250
200
150
100
50
0
2007 08 09 10 11 12 13 14 15 16 17



Contributions to growth in real GDP (% points)
Consumption (public and private)
Investment
Net Exports
GDP (%)
15
10
5
0
-5
2000 01 02 03 04 05 06 07 08 09 10 11 12 13 14 15 16 17



Resurgence
Issuance of negotiable certificates of deposit has rebounded sharply as Chinese banks scramble for funds.
NCD issuance volume
2.5 trillion yuan
2.0
1.5
1.0
0.5
0
2017
'18
NCD average issuance rate
5.2%
5.0
4.8
4.6
4.4
4.2
4.0
2017
'18
Notes: 2018 data through March 26; 1 trillion yuan=$159.2 billion
Source: Wind Info
THE WALL STREET JOURNAL.



State of Affairs
Chinese state firms make less money and are deeper in debt than their private counterparts.
Average return on assets for industrial firms
10%
8
6
4
2
0
Nonstate
State-owned
2002
'10
Liability-to-equity ratio
12-month moving average
160%
150
140
130
120
110
State-owned
Nonstate
2002
'10
Source: Gavekal Dragonomics
THE WALL STREET JOURNAL.

Sit Investment Associates

Sources: The Wall Street Journal 1/23/18, 2/27/18 & 3/28/18 & The Financial Times 4/4/18

Tax Reconciliation Act of 2017

Corporate Changes

Corporate Rate (Federal)	21%
Worldwide vs. Territorial	Territorial
Capital Expenditures/ Full Expensing	100% Expensing Through 2022 80% in 2023 60% in 2024 40% in 2025 20% in 2026 0% thereafter
Interest Deduction	Limited to 30% of adj. taxable income (~EBITDA through 2021/EBIT after), carryforward of disallowed deduction for 5 years
Net Operating Losses	Capped NOL usage to 80% of taxable income, unlimited/ indefinite carryforward
Corporate AMT	Eliminates
Other	Eliminate most other expenditures, keep R&D credit
International/ Repatriation	Cash and equivalents taxed at 15.5%. Other earnings and profits at 8%
Patent Box (FDII)	13.125% tax earnings from U.S. patents used overseas

Source: Raymond James 12/12/17 & Bernstein Research LLC 1/16/18

Competitive U.S. Corporate Tax Rate


Corporate Statutory Tax Rate
(including state/local)
Prior Tax Rate
2018 Tax Rate
World Avg.
39%
30%
30%
25%
25%
23%
22%
13%

Average U.S. Effective Tax Rates (2007-2016)


By sector
Energy 45%
Utilities 32
Consumer staples 30
Financials 30
S&P 500 index 29
Materials 29
Industrials 28
Telecom. services 26
Health care 25
Information tech. 24
Federal statutory tax rate 35%
Among select tech companies
Facebook 32.3%
S&P 500 index 29
Apple 25.8
Intel 25.0
Oracle 23.9
Microsoft 23.3
IBM 21.7
Alphabet 19.7
Cisco Systems 18.5
Qualcomm 17.1
Source: Zion Research Group analysis of company filings
THE WALL STREET JOURNAL.

Corporate Cash: Bringing it All Back Home

Who Has Money Overseas? 311 companies in a Wall Street Journal analysis reported more than **$2.5 trillion** in unremitted foreign profits at the end of their most recent fiscal years. The U.S. government expects $339 billion in taxes from repatriated profits over a decade from all companies.

How Much Will They Pay? The 311 companies could pay nearly **$250 billion** in taxes.



By sector
$978 billion
Tech
$582.9
Health Care
$378.3
Consumer
$321.2
Industrials
$157.8
Energy
$233.2
Finance
Firms in sectors with most to repatriate
Apple
IBM
Cisco Systems
Alphabet
Oracle
Microsoft
Intel
Pfizer
Johnson & Johnson
Merck
Gilead Sciences
Amgen
Those foreign profits are disproportionately generated by technology companies, at about 38% of the total, and health-care companies, at 23%.
Companies with the biggest pile of cash
Apple
IBM
Cisco Systems
Alphabet
Microsoft
Pfizer
Johnson & Johnson
Merck
Just a handful of the biggest companies are responsible for a disproportionate share of the accumulated foreign profits.
General Electric
Exxon Mobil
$103.9 billion
$50.9
$32.6
$27.9
$13
$19.8
A handful of companies could end up paying a third of the tax.
Apple
IBM
Microsoft
Pfizer
GE

Methodology/sources: Journal estimates of repatriation-tax obligations used securities disclosures, partly collected by financial-data firm Calcbench, with some conservative assumptions. For 311 S&P 500 companies that have recently disclosed unremitted foreign earnings, the Journal used 2017 figures where available, and 2016 otherwise. For Apple, the Journal used a separate figure reflecting cash held by foreign subsidiaries, which exceeded the company's unremitted foreign earnings; this can happen where a company has booked a U.S. tax obligation for financial-reporting purposes but hasn't yet brought the cash to the U.S. The Journal assumed foreign profits would be held in liquid and illiquid assets at about the same proportion as each company's total assets. That split was used to apply tax rates of 15.5% for liquid assets and 8% for other assets. Publicly disclosed figures for unremitted foreign profits can differ substantially from the generally undisclosed one used for tax purposes in any given year, but over many years, a large company's accumulated foreign profits for accounting purposes are likely to be close to profits as calculated for tax purposes, tax experts say. Companies will get some credit for foreign taxes paid on the amounts, and will be allowed to offset foreign profits with some foreign losses.

THE WALL STREET JOURNAL.

Capital Spending is a Top Priority



Top Use of Incremental Corporate Cash in 2018
Percent of Repondents
Reinvest/ Capex 41%
M&A 18%
Lower Debt 15%
Pay Dividends 11%
Hold for a Rainy Day 10%
Buyback Shares 5%



Intended Use of Tax Savings and Repatriated Funds
Percent of Repondents
Reinvest/ Capex 23%
Lower Debt 17%
Other 14%
Dividend, 12%
Hold Cash, 10%
Increase Wages, 10%
Buybacks, 7%
M&A, 7%



U.S. Corporate Capital Expenditures
Nonfinancial, Percent of Total Assets
Average 1970-2000: 6.0%
Average 2002-2017: 4.5%
4.1%
How will business use $130B additional cash flow? Increase capex, dividends, buybacks?
9%
8%
7%
6%
5%
4%
3%
1967
1977
1987
1997
2007
2017



U.S. Productivity
Median productivity by decade
Average productivity growth in the 2010s has been 0.6%, the lowest decade average on record
5
4
3
2
1
0
-1
-2
1955
1960
1965
1970
1975
1980
1985
1990
1995
2000
2005
2010
2015
2020
Productivity (QoQ, SAAR, 5yr Avg)
Latest Tick



Spending Spree
Change from previous year in capital expenditures among S&P 500 firms
40%
20
0
-20
-40
2000
'05
'10
'15

Note: Data for the first quarter of 2018 is preliminary.
Source: Credit Suisse

Sit Investment Associates

Sources: Evercore ISI & Sit Investment Associates, Inc. 11/16/17, 1/16/18 & 3/8/18; Wolfe Research 1/22/18; BCA Research 1/22/18; Federal Reserve and Sit Investment Associates, Inc. 1/31/18

Historical GDP Changes from Tax Law Changes



How the GOP plan stacks up among the biggest revisions to the U.S. tax code
Quarterly change in GDP before and after major U.S. tax law changes
Most recent 20 quarters
Top marginal individual tax rate
GOP plan: 37%
Top marginal corporate tax rate
GOP plan: 21%
Quarters prior to change
Year change enacted
Quarters after change
2001
1986
1981
1964
Major tax law changes in the U.S.
Estimated revenue declines as a percentage of GDP
GOP plan
1.1%
Bush 2001
0.7%
Reagan 1986
0
Bill was revenue neutral but cut tax rates
Reagan 1981
2.9%
Kennedy 1964
1.6%

Note: GOP plan estimate is based on Joint Committee on Taxation's revenue estimates. Revenue declines based on average over first four years except 1964, which is based on first two years. President Johnson signed President Kennedy's proposed tax cuts.

Sources: Treasury Department; Joint Committee on Taxation (revenue declines); Commerce Department (GDP); Tax Policy Center (historical rates)

THE WALL STREET JOURNAL.

Rise in GDP from Different Tax Proposals



Lower corporate tax rate to 20% from 35%
3.1%
Lower top rate on pass-through income to 25%
1.1
Full expensing of capital
4.0
Full expensing of short-lived assets
0.9
Eliminate deduction of net business interest
-0.3
*Assumes, among other things, a top rate of 35% and tax bracket income limits as proposed by House Republicans' 2016 tax plan.
†These numbers can't be added to calculate combined effect because of offsets between different provisions.
Sources: Tax Policy Center (effects); Tax Foundation
THE WALL STREET JOURNAL.



Real GDP growth is boosted by a few tenths in the coming years due to tax cuts
%, yoy
Baseline
Tax cuts
3.0
2.5
2.0
1.5
1.0
2017
2018
2019
2020
2018: +0.3-0.4pp (Q4/Q4)
Source: FRB, DB Global Research

Source: The Wall Street Journal 10/12/17 & Deutsche Bank 2/18

Regulations Hampering Growth


Regulations by sector since 2009
Number of rules with at least a $100M annual economic impact
Reg reductions
Reg additions
Securities and Exchange Commission
Environmental Protection Agency
Department of Energy
Department of Health and Human Services
Commodity Futures Trading Commission
Federal Reserve Board
Department of Transportation
Department of Labor
Department of the Treasury
Consumer Financial Protection Bureau
Department of Homeland Security
Federal Deposit Insurance Corporation
All other
-10
0
10
20
30
40

Source: Government Accountability Office, Heritage Foundation. 2015.


U.S. Pct. Of Small Businesses Reporting
Single Most Important Problem
Nov:
Taxes 19
Gov't regulations 18
Quality of Labor 16
Poor Sales 12
Insurance cost 10
Competition from large bus 7
Cost of Labor 6
Inflation 3
Interest rates 2
0
5
10
15
20


Annual Cost of Federal Regulation & Intervention
(2016 Estimate, $1,885 Billion)
Intl Trade, $3
USDA, $9
DoE, $13
Majors, untab, $20
DHS, $57
All Other, $70
Economic Regulation, $399
Environment, $386
DOT, $80
DOL, $127
Financial, $80
Tax Compliance, $316
FCC, $132
Health, $194

Source: Wolfe Research 12/13/16, NSBA & Sit Investment Associates, Inc. 1/10/17, J.P. Morgan 1/1/18

U.S. Bi-Partisan Spending Plan – Help & Hurt



$634 billion
$700
$716
$539
$591
$605
'17 '18 '19
'17 '18 '19
Defense spending
Non-defense spending



Annual Budget Deficits
$1.5 trillion
$1.2
$0.9
$0.6
$0.3
Under the deal
$1.2 trillion
'02 '04 '06 '08 '10 '12 '14 '16 '18
The New York Times | Sources: Committee for a Responsible Federal Budget; Congressional Budget Office



Public Debt as a Share of G.D.P.
120%
100%
80%
60%
40%
20%
109%
All tax and spending policies extended
99%
2-year budget deal
98%
Without the deal
1990 2000 2010 2017 2027
The New York Times | Sources: Committee for a Responsible Federal Budget; Congressional Budget Office



Real GDP Growth: Citi Tax Reform, BBA 2018 Estimates
(Yr-to-Yr Percent Changes)
3.0 %
2.5
2.0
1.5
1.0
0.5
0.0
-0.5
2.3
2.8
2.8
1.8
1.8
1.8
0.2
0.5
0.5
0.5
0.4
0.1
2.3
2.1
1.8
1.9
1.9
1.9
-0.5
-0.2
-0.1
2017 2018 2019 2020 2021 2022
Underlying Real GDP growth
Additional BBA 2018 Effect
Prior Projected Fiscal Stimulus
Real GDP Growth

Trade Balance in Focus for the Trump Administration


US Trade Balance On Goods And Services, 2017
-400
-350
-300
-250
-200
-150
-100
-50
0
$337B
China
Germany
Mexico
Japan
India
Italy
Source: Census Bureau. In billions of dollars.


U.S. trade balance
monthly
$0 billion
-20
-40
-60
-80
Petroleum
Non-petroleum
'97
2000
'05
'10
'15

Sit Investment Associates

Source: Cornerstone Macro 3/9/18 & The Wall Street Journal 3/26/18

Potential Tariffs Between the U.S. & China


Tariff Targets
A wide range of goods would be affected by the recently announced levies.
Value of 2017 U.S. exports to China affected by Chinese tariffs:
$46.2 billion
Propane $1.7 billion
Cotton $971 million
Soybeans $12.4 billion
Larger aircraft $16.3 billion
Airplanes and other aircraft; of an unladen weight exceeding 33,000 pounds
Larger passenger vehicles $6.5 billion
Electric vehicles $1.5 billion
Value of 2017 Chinese exports to the U.S. affected by U.S. tariffs:
$49.8 billion
Printing equipment $1.4 billion
Televisions $3.9 billion
Midsize cars $1.5 billion
Animal products, live animals
Base metals
Chemicals
Machinery, mechanical appliances, electrical equipment
Mineral fuels
Miscellaneous
Plastics and rubber
Prepared foods, beverages and tobacco products
Textiles, fibres, apparel
Transportation: vehicles, aircraft, vessels
Vegetable products
Note: Industry categories are created using Harmonized System sections
Source: Peterson Institute for International Economics
Data and reporting by William Mauldin and Josh Ulick
Graphic by Hanna Sender/THE WALL STREET JOURNAL.

Source: The Wall Street Journal 4/5/18

China Stands to Lose More From a Trade War with U.S.

- U.S. Imports 2.65% of GDP from China vs. Exports of 0.96% of U.S. GDP to China
- Nearly Half of U.S. Exports to China are Agricultural Products & Raw Materials; Could Hurt China Inflation



U.S. INTERNATIONAL TRANSACTIONS WITH CHINA, 2016 Q4 - 2017 Q3
LEVELS ARE IN BILLIONS OF U.S. DOLLARS; PERCENTAGES REPRESENT SHARE OF TOTAL EXPORTS/IMPORTS
U.S.: EXPORTS OF GOODS AND SERVICES TO CHINA ($183 Bn)
CHARGES FOR THE USE OF INTELLECTUAL PROPERTY N.I.E.* $8B (4.4%)
OTHER SERVICES $11B (5.7%)
FOODS, FEEDS, AND BEVERAGES $21B (11.3%)
INDUSTRIAL SUPPLIES AND MATERIALS $39B (21.3%)
TRANSPORT $5B (2.7%)
TRAVEL (FOR ALL PURPOSES INCLUDING EDUCATION) $32B (17.5%)
NONMONETARY GOLD $0.78B (0.4%)
OTHER GENERAL MERCHANDISE $0.85B (0.5%)
CAPITAL GOODS EXCLUDING AUTOMOTIVE $45B (24.6%)
CONSUMER GOODS EXCLUDING FOOD AND AUTOMOTIVE $7B (3.9%)
AUTOMOTIVE VEHICLES, PARTS, AND ENGINES $14B (7.7%)
U.S.: IMPORTS OF GOODS AND SERVICES FROM CHINA ($508 Bn)
OTHER GENERAL MERCHANDISE $5.8B (1.1%)
NONMONETARY GOLD $0.03B (0.01%)
TRANSPORT $4.5B (0.9%)
CONSUMER GOODS EXCLUDING FOOD AND AUTOMOTIVE $229B (45.1%)
TRAVEL (FOR ALL PURPOSES INCLUDING EDUCATION) $4.7B (0.9%)
CHARGES FOR THE USE OF INTELLECTUAL PROPERTY N.I.E.* $0.8B 0.2%
CAPITAL GOODS EXCLUDING AUTOMOTIVE $184B (36.1%)
OTHER SERVICES $6.8B (1.3%)
AUTOMOTIVE VEHICLES, PARTS, AND ENGINES $20B (3.9%)
INDUSTRIAL SUPPLIES AND MATERIALS $47B (9.2%)
FOODS, FEEDS, AND BEVERAGES $6.1B (1.2%)
© BCA Research 2018

* NOT INCLUDED ELSEWHERE.
SOURCE: BUREAU OF ECONOMIC ANALYSIS (BEA). BLUE SHADING REPRESENTS SERVICE SECTOR; GREEN SHADING REPRESENTS GOODS SECTOR.

China's Three Economic Development Regimes

'Strategically Vital Industries' (Dec 06)

ABSOLUTE CONTROL	HEAVYWEIGHTS
• Armaments	• Machinery
• Electric Power	• Autos
• Oil / P'Chem	• Info Tech
• Telecom	• Construction
• Coal	• Iron and Steel
• Aviation	• Non-Ferrous
• Shipping	

donald.straszheim@evercoreisi.com ISI Group

December 2006, SASAC, the State-owned Assets Supervision & Administration Commission, identified 13 key industries. Beijing wanted to create an oligopoly of globally dominant SOEs (listed here).

Beijing identified a top level "Absolute Control", and a second level "Heavyweights."

China's State Council in 2011 identified 7 "Emerging Strategic Industries."

China's 7 Emerging Strategic Industries	
1. Energy Conservation & Environmental Protection	4. High-End Equipment Manufacturing
2. New Information Technology	5. Renewable & Alternative Energy
3. Bio-industry	6. New Materials
	7. New Energy Vehicles

"Made in China 2025" – Beijing's List (2015)

- New generation of information technology
- Advanced computer numerical control machine tools, robots
- Aviation and aerospace equipment
- Marine engineering equipment and high-tech ships
- Advanced rail transportation equipment
- Energy-saving and new energy vehicles
- Power equipment
- New materials
- Biomedicine and advanced medical devices
- Agricultural machinery and equipment

Source: Evercore ISI 3/23/18

Global Markets

II. We are positive on the equity market and think there could be continued appreciation in 2018 and 2019. The global markets are anticipating "discounting" stronger economic growth, but there could be materially more upside.

- Monetary policies worldwide are still very accommodative. We do not expect interest rates to increase rapidly.
- Currently, there is a favorable global economic back drop.
- Future benefits from President Trump's policy actions are still very hard to determine due to being in "unchartered" territory. As initiatives are implemented and benefits materialize, corporate earnings growth and shareholder returns could be considerably stronger.
- Valuations to remain attractive.

Easy Monetary Policies in Place to Spur Growth

Global Central Bank Balance Sheets



5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
600
550
500
450
400
350
300
250
200
150
100
Fed
BoJ
ECB
Fed, US$ bn
ECB, € bn
BoJ, ¥tn, rhs
May-13
May-14
May-15
May-16
May-17
May-18
Source: Datastream, Morgan Stanley Research

People's Bank Of China Balance Sheet



40.00
35.00
30.00
25.00
20.00
15.00
10.00
5.00
0.00
2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017
People's Bank of China - Balance Sheet (Tr)

People's Bank of England Balance Sheet



600000
500000
400000
300000
200000
100000
0
2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017
People's Bank of China - Balance Sheet
Bank of England Assets (€ Bn)

Central Banks Remain Accommodative



Central Bank Rates
8.0%
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
-1.0%
-2.0%
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
China
U.S.
U.K.
Denmark
Japan
Eurozone
Sweden
Switzerland
U.K.
U.S.
Japan
Eurozone
China
Sweden
Switzerland
Denmark

Approximately 24% of global GDP has a negative Central Bank interest rate.
(Eurozone, Japan, Switzerland, and Sweden)

U.S. Inflation Has Been Below the Fed's Target for Years



CPI-U, All Items, US City Average, Y/Y, NSA, Percent - United States
CPI-U, All Items Less Food and Energy, US City Average, Y/Y, NSA, Percent - United States
6
5
4
3
2
1.96
1
0
-1
-2
'08
'09
'10
'11
'12
'13
'14
'15
'16
'17

Sit Investment Associates

Source: FactSet Research Systems & Sit Investment Associates, Inc. 5/14/18

U.S. Employment Data Not Yet Suggesting Overheating



Labor Force Participation Rate
67%
66%
65%
64%
63%
62%
61%
60%
0.6%
0.4%
0.2%
0.0%
-0.2%
-0.4%
-0.6%
-0.8%
62.8%
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
MoM Change in Participation Rate (%)
Labor Force Participation Rate (%)



Average Hourly Earnings YoY Change (%)
4.0%
3.5%
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
2.6%
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
Average Hourly Earnings YoY Change (%)



U.S. Unemployment Rate (%)
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
7.8%
3.9%
2013
2014
2015
2016
2017
2018
Unemployment Rate (%)
U-6 Underemployment Rate (%)



4% change from prior year
3
2
1
0
Median weekly earnings
Average hourly earnings
Employment cost index
Compensation per hour
2011
2012
2013
2014
2015
2016
2017

Measures of wage growth have diverged sharply in recent years, making it hard to know how pay is responding amid a tightening labor market.

Note: Data is shown as a 12-month (for monthly data) or four-quarter (for quarterly data) rolling average. Source: Federal Reserve Bank of St. Louis.

Sit Investment Associates

Source: Bureau of Labor Statistics & Sit Investment Associates, Inc. 5/15/18

Global Consumer Price Index

Consumer Price Index, Y/Y%
Euro Area



All Items
Ex. Energy & Unprocessed Food
5%
4%
3%
2%
1%
0%
-1%
'08 '09 '10 '11 '12 '13 '14 '15 '16 '17 '18

Source: Eurostat, Sit Investment Associates

Consumer Price Index, Y/Y%
United Kingdom



All Items
Ex. Energy & Seasonal Food
6%
5%
4%
3%
2%
1%
0%
-1%
'08 '09 '10 '11 '12 '13 '14 '15 '16 '17 '18

Source: UK Office for National Statistics, Sit Investment Associates

Consumer Price Index, Y/Y%
Japan



All Items
Ex. Fresh Food and Energy
5%
4%
3%
2%
1%
0%
-1%
-2%
-3%
'08 '09 '10 '11 '12 '13 '14 '15 '16 '17 '18

Source: Japan Cabinet Office, Sit Investment Associates

Consumer Price Index, Y/Y%
China



All Items
Non-Food
10%
8%
6%
4%
2%
0%
-2%
-4%
'08 '09 '10 '11 '12 '13 '14 '15 '16 '17 '18

Source: National Bureau of Statistics, Sit Investment Associates

World Data Suggests Slack

World Unemployment Rate



Unemployment Rate - China
Unemployment Rate - Japan
Unemployment Rate - Germany
Unemployment Rate - United Kingdom
Unemployment Rate - United States
Unemployment Rate - Brazil
Unemployment Rate - France
Unemployment Rate - Spain
Unemployment Rate - Italy
Spain
Brazil
Italy
France
United Kingdom
United States
China
Germany
Japan
4/14
7/14
10/14
1/15
4/15
7/15
10/15
1/16
4/16
7/16
10/16
1/17
4/17
7/17
10/17
1/18
4/18
©FactSet Research Systems

World Capacity Utilization



USA - Capacity Utilization
Eurozone - Capacity Utilisation Total (%)
Capacity Utilization, Manufacturing, SA, Percent - Brazil
Industrial Capacity Utilization, Total, Percent - India
Germany - Capacity Utilisation Total (%, sa)
Capacity Utilization, General Index, SA, Percent - Italy
Germany
Eurozone
Brazil
United States
Italy
India
'08
'09
'10
'11
'12
'13
'14
'15
'16
'17
©FactSet Research Systems

Sit Investment Associates

Source: FactSet Research Systems & Sit Investment Associates, Inc. 5/15/18

Expected Range of Future Fixed Income Returns

April 30, 2018

Risk Level/ Representative Issue	Interest Rate Forecast	6 Months Terminal Yield	6 Months Total Return	1 Year Terminal Yield	1 Year Total Return	3 Yrs (Ann. Return) Terminal Yield	3 Yrs (Ann. Return) Total Return
Low Risk							
2 yr. Constant Mat. Tsy.	Pessimistic	3.25%	-0.2%	3.50%	0.6%	4.00%	1.6%
Present YTM 2.49%	Most Likely	3.00	0.3	3.25	1.0	3.00	2.2
	Optimistic	1.50	3.2	1.50	4.4	2.00	2.8
Intermediate Risk							
5 yr. Constant Mat. Tsy.	Pessimistic	3.25	-0.7	3.75	-1.5	5.00	-0.3
Present YTM 2.80%	Most Likely	3.00	0.5	3.38	0.2	4.00	1.1
	Optimistic	1.50	7.6	1.50	9.1	3.00	2.5
Medium Risk							
10 yr. Constant Mat. Tsy.	Pessimistic	3.75	-5.1	4.00	-5.6	5.50	-3.5
Present YTM 2.95%	Most Likely	3.25	-1.1	3.50	-1.6	4.50	-1.1
	Optimistic	2.00	10.0	2.00	11.5	3.50	1.5
High Risk							
30 yr. Constant Mat. Tsy.	Pessimistic	4.50	-21.0	4.75	-22.8	6.00	-11.3
Present YTM 3.12%	Most Likely	3.50	-5.5	3.75	-8.1	5.00	-6.9
	Optimistic	2.25	20.5	2.25	22.0	4.00	-1.9

Trump Trades Making a Comeback



High Tax Relative to S&P 500
106
104
102
100
98
96
94
92
90
10/31/2016
11/30/2016
12/31/2016
1/31/2017
2/28/2017
3/31/2017
4/30/2017
5/31/2017
6/30/2017
7/31/2017
8/31/2017
9/30/2017
10/31/2017
11/30/2017
12/31/2017
1/31/2018
2/28/2018
3/31/2018



U.S. Infrastructure Relative to S&P 500
105
100
95
90
85
80
75
70
10/31/2016
11/30/2016
12/31/2016
1/31/2017
2/28/2017
3/31/2017
4/30/2017
5/31/2017
6/30/2017
7/31/2017
8/31/2017
9/30/2017
10/31/2017
11/30/2017
12/31/2017
1/31/2018
2/28/2018
3/31/2018
4/30/2018

High Foreign Sales/Low Foreign Sales



1.04
1.00
0.96
0.92
0.88
0.84
Jan-13
Jul-13
Jan-14
Jul-14
Jan-15
Jul-15
Jan-16
Jul-16
Jan-17
Jul-17
Jan-18
S&P 500 High / Low Foreign Sales (Eq Weight)

Sit Investment Associates

Source: Bloomberg & Sit Investment Associates, Inc. 4/30/18, BCA Research 12/11/17 & Evercore ISI 3/4/18

Equity Valuations are Reasonable

Global Prospective PE


Prospective PE
28.0
26.0
24.0
22.0
20.0
18.0
16.0
14.0
12.0
10.0
8.0
15.4
88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08 09 10 11 12 13 14 15 16 17 18

S&P 500 Forward P/E Data Through 4/30/18


P/E Ratio
29X
27X
25X
23X
21X
19X
17X
15X
13X
11X
9X
7X
5X
15%
13%
11%
9%
7%
5%
3%
1%
-1%
-3%
P/E
Standard Deviation
Current Valuation
Average P/E
Standard Deviation
Consumer Price Index
62 64 66 68 70 72 74 76 78 80 82 84 86 88 90 92 94 96 98 00 02 04 06 08 10 12 14 16

Sit Investment Associates

Source: B of A/Merrill Lynch 4/20/18 & Sit Investment Associates, Inc. 4/30/18

Dividend Yields are Attractive to Bond Yields



Data through April 30, 2018
S&P Earnings
10 Year Treas. Yield
S&P 500 Index - Earnings Yield
10 Yr. Treasury Yield
16%
14%
12%
10%
8%
6%
4%
2%
0%
62 64 66 68 70 72 74 76 78 80 82 84 86 88 90 92 94 96 98 00 02 04 06 08 10 12 14 16
Note: Operating EPS used to calculate P/E after 12/84



% of Stocks Dividend Yield > 10 Year Yield (500 Largest US Market Cap Cos.)
% of Stocks Dividend Yield > US 10 Yr Yield (Left)
US 10 Yr Yield (Right)
~18% of stocks currently with dividend yield > US 10 Yr yield
60%
50%
40%
30%
20%
10%
0%
18.0%
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
'80 '82 '84 '86 '88 '90 '92 '94 '96 '98 '00 '02 '04 '06 '08 '10 '12 '14 '16

Sit Investment Associates

Source: S&P, BLS, Sanford C. Bernstein & Co. LLC, FactSet Research Systems & Sit Investment Associates, Inc. 4/30/18

How Much Longer Will the Bull Market Last?

Three Super Bull Markets had solid growth and moderate inflation.

	Y/Y% Average	
	Growth	Inflation
1925 - 1929 US (Roaring Twenties)	+4.7%	-0.2%
1985 - 1989 Japan (Bubble Years)	+5.2%	+1.1%
1995 - 1999 US (U.S. Tech Bubble)	+4.0%	+2.4%
Average (rounded)	+5%	+1%



FED FUNDS
Dec 2018: 2.50% e
S&P
Mar 13: 2765
10
9
8
7
6
5
4
3
2
1
2975
1700
1573
1445
1318
1190
1063
935
808
680
553
425
298
170
86 88 90 92 94 96 98 00 02 04 06 08 10 12 14 16 18

Market Volatility

III. Market volatility will likely continue as investors try to determine if stronger growth can occur.

- Monetary policies in the U.S. and internationally will continue to be unwound as growth continues, and to manage inflation. The aggressiveness of the unwinding, both in terms of interest rate increases and reduction in quantitative easing, will worry the markets due to its impact on economic growth.
- Will President Trump's pro-growth philosophy and actions really accelerate growth? Budget deficit and debt levels are increasing. Will the U.S./China trade war cause a global recession? The lack of a more solid, predictable economic foundation creates nervousness and concern, which will lead to increased volatility.
- Debt levels increasing in developed and developing economies impacting growth.
- Markets need economic clarity in order to assess interest rates, corporate revenues and earnings strength. We believe earnings strength is the catalyst to stock price appreciation.

Historical S&P 500 Bull Markets Since 1940

Start Date	End Date	Start Price	End Price	Years	S&P 500 Change
Apr-42	May-46	7	19	4.1	158%
Jun-49	Aug-56	14	50	7.1	266%
Oct-57	Dec-61	39	73	4.1	86%
Jun-62	Feb-66	52	94	3.6	80%
Oct-66	Nov-68	73	108	2.1	48%
May-70	Jan-73	69	120	2.6	74%
Oct-74	Nov-80	62	141	6.2	126%
Aug-82	Aug-87	102	337	5.0	229%
Dec-87	Jul-90	224	369	2.6	65%
Oct-90	Mar-00	295	1,527	9.5	417%
Oct-02	Oct-07	777	1,565	5.0	101%
Mar-09	**?**	**677**	**2,730**	**9.4**	**304%**

Source: FactSet & Sit Investment Associates, Inc. 5/14/18

Stock Market Was Largely Uninterrupted

Start Date	End Date	
11/26/63	6/3/64	131 Days
12/17/64	6/1/65	114 Days
9/2/65	2/23/66	120 Days
1/27/83	6/27/83	105 Days
7/7/93	2/23/94	162 Days
1/26/95	1/9/96	241 Days
11/7/16	2/1/18	311 Days

The S&P 500 stock index went 311 days without a total 3% drop[1], its longest period of calm since 1995-1996.

Longest streaks without a 3% pullback since 1960.

1 – S&P 500 decline percentage based off of peak index level over the past 250 days.


Number of daily 1% or more drops in S&P 500
80
60
40
20
0
1998
'01
'04
'07
'10
'13
'16
'17
'18
Sources: WSJ calculations; S&P Dow Jones Indices
THE WALL STREET JOURNAL.


Number of months S&P 500 monthly total returns were positive
Months
Months
12
10
8
6
4
2
0
71 73 75 77 79 81 83 85 87 89 91 93 95 97 99 01 03 05 07 09 11 13 15 17
Source: Standard & Poor's, Haver Analytics, DB Global Research

Quantitative Easing has Stimulated the Market



S&P 500
High: 2872.87 Low: 666.79 Chg: 202.26%
S&P 500 - Price
CBOE Volatility Index - Price
50
45
40
35
30
25
20
15
10
3,000
2,500
2,000
1,500
1,000
2730.13
12.93
UK QE1
JAPAN QE
JAPAN QE INCREASE #1
UK QE2
JAPAN QE INCREASE #2
JAPAN QE INCREASE #3
ECB QE1
UK QE3
JAPAN QE INCREASE #4
US QE1 +47%
US QE2 +10%
US Operation Twist +16%
US Operation Twist Extension and QE3 +5%
US QE4 (QE Infinity) +44%
'09
'10
'11
'12
'13
'14
'15
'16
'17

Sit Investment Associates

Source: Factset Research Systems & Sit Investment Associates, Inc. 5/14/18

Central Bank Balance Sheets Expected to Unwind

G-4 central bank balance sheets expected to unwind slowly, Fed/ECB/BoE/BoJ balance sheets, $US trillions



$15
$13
$11
$9
$7
$5
$3
2008
2010
2012
2014
2016
2018
2020
2022

Source: National central banks, JP Morgan Economic Research. Oct 2017.



The Federal Reserve balance sheet
USD trillions
$5
$4
$3
$2
$1
$0
Oct. 2014: End of QE3; balance sheet stands at $4.5T
Jan. 2014: Tapering of purchases begins
Jun. 2011: End of QE2; balance sheet stands at $2.8T
Sep. 2012: QE3 begins
Jun. 2010: End of QE1; balance sheet stands at $2.1T
Nov. 2010: QE2 begins
Dec. 2008: QE1 begins
Forecasted reduction*
Other
MBS
Treasuries
'03
'04
'05
'06
'07
'08
'09
'10
'11
'12
'13
'14
'15
'16
'17
'18
'19
'20
'21



USD bln
Monthly flow of G4 central bank assets purchases (MA)*
USD bln
BoE
Fed
BoJ
ECB
Total
Peak QE: March 2017
Forecast
200
150
100
50
0
-50
08
09
10
11
12
13
14
15
16
17
18
19

*__Note and assumptions:__ ECB & Fed data is 6m MA, others are 12m MA, Between Apr-2013 to October 2014 BoJ purchase of JGBs assumed to be around 7-7.5 trln Yen per month and Post November 2014, BoJs monthly purchase of JGBs assumed to be 10 trln Yen per month. Assumptions: Fed will redeem maturing assets as per the announced cap during the September decision. ECB will cut buying to EUR 30 billion per month from January 2018 and reduce to EUR 10 billion for October, November and December 2018 and eventually cut to zero in 2019. BoE assumed to remain the same as the Asset Purchase Facility to end in February 2017. BoJ to cut buying by Yen 3.79 trillion from January 2018.

Source: J.P. Morgan 12/31/17 & 1/1/18; Deutsche Bank Research 1/18

Global Debt Challenge to Growth



ADVANCED ECONOMIES:
PRIVATE DEBT AS A PERCENT OF GDP*
GOVERNMENT DEBT AS A PERCENT OF GDP*
TOTAL DEBT AS A PERCENT OF GDP*
EMERGING ECONOMIES:
PRIVATE DEBT AS A PERCENT OF GDP*
GOVERNMENT DEBT AS A PERCENT OF GDP*
TOTAL DEBT AS A PERCENT OF GDP*
%
2000 2002 2004 2006 2008 2010 2012 2014 2016 2018
© BCA Research 2017
* SOURCE: BIS.
* SOURCE: BIS.



U.S. Total Nonfin Debt
% Nominal GDP 2016:2Q: 251.1%
260
240
220
200
180
160
140
120
100
60 65 70 75 80 85 90 95 00 05 10 15
Average GDP Growth During Economic
6.0
5.0
4.0
3.0
2.0
1.0
0.0
5.9
5.3
4.7
4.9
4.3
3.0
2.2
1960/61 1969/72 1974/77 1981/83 1989/93 2000/03 2007/13
Fed Easing Cycles

Sit Investment Associates

Source: BCA Research 11/20/17 & Cornerstone Macro 1/9/17

Current Market Conditions

IV. We are in a stock picker's market. Strong fundamentals and quality earnings are needed for stock price appreciation and for sustaining price appreciation.

- The equity markets are shifting from a monetary policy driven market to a company fundamentals driven market.
- Over the last nine years, the markets have increased as a result of multiple expansion in anticipation of an improving economy and corporate earnings. We cannot expect stock multiples to expand further.
- High sector and stock correlation, "rising tide lifts all boats," not likely to continue.
- The second half of 2017 and year-to-date corporate earnings have been relatively solid, which has led to further market appreciation based on fundamentals.
- We are in a stock picker's market, therefore earnings must "materialize." We must find the sectors and companies that can grow earnings and avoid those that cannot. Strong fundamentals and quality earnings are needed for stock price appreciation and for sustaining price appreciation.
- Equity Valuations are not expensive relative to history. Equity valuations are attractive relative to bonds.
- Active management versus passive management should do better. Passive investing has benefited from significant quantitative easing, low interest rates, and lack of market volatility worldwide. Active versus passive investing, historically, has been cyclical. Active management helps protect/limit exposure in more volatile/down markets. It's important to have a diversified portfolio of both styles.

EPS Growth Driving Market Appreciation Last Year

Price/Earnings Ratio ✖ Earnings ═ Price

Therefore, for Price to Increase:

- Price/Earnings Ratio Has to Expand and/or
- Earnings Has to Increase

S&P 500 Price Returns, Contribution from EPS and PE



* as of 5/15/2018
40%
30%
20%
10%
0%
-10%
-20%
-30%
-40%
-50%
'90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08 '09 '10 '11 '12 '13 '14 '15 '16 '17 '18E
Price Chg Driven by EPS
Price Chg Driven by P/E
S&P 500 Price Change

Sit Investment Associates

Source: Cornerstone Macro & Sit Investment Associates, Inc. 5/15/18

Bottoms Up EPS Estimates



Bottom-Up EPS Estimates for MSCI Indices
2018E
2019E
20%
15%
10%
5%
0%
World (ex USA)
Emerging Markets
Europe
China
Japan



S&P 500 Bottom-Up EPS Estimates
Boost from Tax Reform
S&P 500 EPS - LHS
Y/Y % Growth - RHS
$200
$180
$160
$140
$120
$100
$80
25%
20%
15%
10%
5%
0%
-5%
'12
'13
'14
'15
'16
'17
'18E
'19E

Change in Consensus Growth Estimates
S&P 500 GICS Sector - Factset Estimates

Company Name	2018 EPS Growth Est. (%) 11/9/17	2018 EPS Growth Est. (%) Current	**Change in 2018 Growth Estimate**	2019 EPS Growth Est. (%) Current
Consumer Discretionary	31.4	57.3	**26.0**	24.1
Financials	14.0	31.3	**17.3**	10.2
Telecommunication Services	1.0	14.2	**13.2**	3.1
Industrials	10.4	20.9	**10.5**	12.4
Total	15.5	24.8	**9.3**	12.5
Information Technology	12.9	20.0	**7.1**	12.2
Consumer Staples	8.0	12.9	**4.8**	8.1
Health Care	8.5	11.9	**3.4**	9.3
Materials	16.2	18.9	**2.8**	11.7
Real Estate	9.5	9.0	**-0.5**	12.6
Utilities	6.7	3.1	**-3.7**	5.4
Energy	39.3	34.1	**-5.2**	13.8

Pop in Profits

Lower tax rates are helping boost first-quarter earnings at S&P 500 firms to a seven-year high.

Year-over-year growth in per-share earnings *



40%
30
20
10
0
25.3%
Pretax earnings growth 12.1%
2011
'12
'13
'14
'15
'16
'17
'18

*Latest data includes reported results and estimates
Source: Thomson Reuters

THE WALL STREET JOURNAL.

P/E Expansion Drove Market Higher, Now Needs Earnings

(P/E x Earnings = Price)



350.00
300.00
250.00
200.00
150.00
100.00
50.00
1.70
1.60
1.50
1.40
1.30
1.20
1.10
1.00
0.90
0.80
QE1 +47 %
QE2 +10 %
Operation Twist +16%
Operation Twist Extension and QE3 +5%
QE4 (QE Infinity) +44%
12/08
12/09
12/10
12/11
12/12
12/13
12/14
12/15
12/16
12/17
S&P 500 Price Appreciation
P/E Expansion (RHS)



U.S. S&P 500 (LS)
U.S. S&P 500 FORWARD EPS* (RS)
3000
2800
2600
2400
2200
2000
160
150
140
130
U.S. S&P 500 (LS)
U.S. S&P 500 FORWARD EBITDA* (RS)
3000
2800
2600
2400
2200
2000
290
280
270
260
250
240
© BCA Research 2018
15
16
17
18
*SOURCE: THOMSON REUTERS / IBES, 12-MONTH FORWARD

S&P 500
Quarterly Operating EPS Y/Y Growth



30%
20%
10%
0%
-10%
2%
-1%
-2%
-4%
-7%
-2%
4%
6%
15%
11%
6%
16%
26%
20%
22%
17%
1Q15
2Q15
3Q15
4Q15
1Q16
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18e
2Q18e
3Q18e
4Q18e

Are consensus estimates too high???

2016 EPS growth: 0.5% (average)

2017 Est. EPS growth: 11.9% (average)

2018 Est. EPS growth: 21.1% (average)

"Barbell" Strategy

V. Our equity investment strategy is a diversified "barbell" portfolio that focuses on potential beneficiaries from President Trump's themes and less cyclical, largely developed markets focused growth stocks. The "barbell" strategy is appropriate due to the likely "fits and starts" in response to both progress and delays in Washington and global macroeconomic conditions.

- On the Trump side of the "barbell", we focus on beneficiaries from the President's growth-related themes of:
  - Tax Reform – Corporate & Personal
  - Deregulation
  - Repatriation of Foreign Corporate Cash
  - Infrastructure Spending
- On the less cyclical, growth-stock side of the "barbell," we focus on companies that have more visible potential revenues and earnings. Growth with material exposure in the U.S. and developed international markets. Sectors of focus include: telecom, technology, defense, consumer non-durables, and selective healthcare.
- On both sides of the "barbell," all our portfolio companies should possess high-quality characteristics. Quality growth stocks provide a favorable risk/reward profile. They participate in a rising market and retain their value better in a falling market. These quality growth stocks include the following characteristics:
  - Sales & Earnings Growth
  - Efficient Operations with Operating Margin Leverage
  - Free Cash Flow Generation
  - Dominant Market Share Positions
  - Proactive Management Teams
  - Attractive Valuations Relative to Growth Potentials

Components of Sit Investment Associates' "Barbell" Strategy


Overweight
Visible Growth/DM-Focused
Characteristics
Non-cyclical, attractive valuation, limited FX risk, govt. policy beneficiaries, low beta, and U.S./developed markets exposure
♦Defense
♦Medical Equip.
♦Oil & Gas Pipelines
♦Medical Distributors
♦Waste Management
♦Oil Refiners
♦HMOs
♦Biotech
♦Medical Devices
♦Telecom
♦Insurance Brokers
♦Pharma
♦P&C Insurance
♦Packaged Food
♦Software
Underweight
Slower Growth/Limited Policy Upside
Characteristics
Below average growth rates, weak balance sheets, currency risk, reliance on imports, low corporate tax rates
♦Auto OEMs
♦Auto Suppliers
♦Integrated Oil
♦Personal Care
♦Beverage Companies
♦Dept. Stores
♦Utilities
♦Apparel/Footwear
♦Non-Energy Minerals
♦ REITs
♦IT Hardware
Overweight
Pro-Cyclical/Policy Beneficiaries
Characteristics
U.S. domestic exposure, high tax rates, pro-cyclical, high beta, strong balance sheets, limited impact from higher interest rates
♦Banks/IBs
♦Life Insurance
♦Railroads
♦Airlines
♦Semiconductors
♦Parcel Carriers
♦Restaurants
♦Trucking
♦Media Companies
♦Commercial Construction
♦Home Improvement
♦Engineering & Construction

What Styles Work Throughout an Economic Cycle



1 Neutral Value vs. Growth,
Overweight Rising Momentum,
High Risk,
Low Quality, and
Small Caps vs. Large Caps
2 Overweight Growth vs. Value,
Rising Momentum,
High Quality,
Low Risk, and
Large Caps vs. Small Caps
1 Boom
2 Slowdown
▲ Positive Economic Growth
▼ Negative Economic Growth
Recession 3
Recovery 4
3 Overweight Value vs. Growth,
High Quality,
Low Risk, and
Large Caps vs. Small Caps
Recession 3
Recovery 4
4 Overweight Value vs. Growth,
Rising Momentum,
Low Quality,
High Risk, and
Small Caps vs. Large Caps
Phase 1: Rising & Accelerating; Phase 2: Rising & Decelerating; Phase 3: Falling & Decelerating; Phase 4: Falling & Accelerating

Sources: B of A/Merrill Lynch & Sit Investment Associates, Inc. 10/12/17

Disclosure

Sit Mutual Funds

The Sit Mutual Funds are a family of 14 no-load mutual funds.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund’s performance. Returns for periods greater than one year are compounded average annual rates of return.

Carefully consider the Fund’s investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor’s shares when redeemed may be worth more or less than their original cost.

This presentation is intended for use in meetings with certain qualified investors. The information in this presentation should not be considered a recommendation of any particular security or strategy, nor should it be considered a solicitation or offering to sell securities or an interest in any fund.